UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Eagle Rock Energy Partners, L.P.
(Name of Issuer)
Common Units, representing limited partner interests, no par value
(Title of Class of Securities)
26985R 10 4
(CUSIP Number)
Charles C. Boettcher
Eagle Rock Energy Partners, L.P.
1415 Louisiana Street, Suite 2700
Houston, Texas 77002
(281) 408-1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 24, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		7,163,630(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,163,630(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,163,630(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) See Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		7,163,630(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,163,630(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,163,630(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: MONTIERRA MINERALS & PRODUCTION, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		2,868,556

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,868,556

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,868,556

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: MONTIERRA MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		2,897,047(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,897,047(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,897,047(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,701,497

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,100,240(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,701,497

WITH	10	SHARED DISPOSITIVE POWER:

10,100,240(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,801,737(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,763,206

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,163,630(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,763,206

WITH	10	SHARED DISPOSITIVE POWER:

7,163,630(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,926,836(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP INCOME MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		39,563(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		39,563(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,563(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP-VII INCOME CO-INVESTMENT OPPORTUNITIES, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

4

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP 2004 CO-INVESTMENT INCOME, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: KENNETH A. HERSH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,564,943(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

13,564,943(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,564,943(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

EXPLANATORY NOTE
     This Amendment No. 11 (this “Amendment”) to Schedule 13D/A last filed on January 12, 2010 (the “Schedule 13D/A”) with the Securities and Exchange Commission (the “SEC”) relates to the common units (the “Common Units”) of Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The total number of Common Units reported as beneficially owned in the Schedule 13D/A is 13,564,943, which constitutes approximately 22.3% of the total number of Common Units outstanding. The beneficial ownership of the Reporting Persons reported in the Schedule 13D/A are calculated based on (i) the outstanding number of Common Units on May 3, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the SEC on May 7, 2010 and (ii) the Common Units issued as payment of the Transaction Fee (defined below) as reported by the Issuer in its Current Report on Form 8-K filed on May 25, 2010. The Schedule 13D/A is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Schedule 13D/A are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D/A.
Item 1. Security and Issuer.
This Item 1 shall be deemed to amend and restate Item 1 in its entirety:
     This statement on the Schedule 13D/A relates to the Common Units of the Issuer. The principal executive offices of the Issuer are located at 1415 Louisiana Street, Suite 2700, Houston, Texas 77002. The total number of Common Units reported as beneficially owned in this Schedule 13D/A is 13,564,943, which constitutes approximately 22.3% of the total number of Common Units outstanding. The beneficial ownership of the Reporting Persons reported in the Schedule 13D/A are calculated based on (i) the outstanding number of Common Units on May 3, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the SEC on May 7, 2010 and (ii) the Common Units issued as payment of the Transaction Fee as reported by the Issuer in its Current Report on Form 8-K filed on May 25, 2010.
Item 2. Identity and Background.
This Item 2 shall be deemed to amend and restate Item 2 in its entirety:
(a) The Schedule 13D/A is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):
(i)	Eagle Rock Holdings, L.P., a Texas limited partnership (“Holdings”);

(ii)	Eagle Rock GP, L.L.C., a Texas limited liability company (“GP LLC”), and the general partner of Holdings;

(iii)	Montierra Minerals & Production, LP, a Texas limited partnership (“Montierra”);

(iv)	Montierra Management LLC, a Texas limited liability company, (“Montierra Management”) and the general partner of Montierra;

(v)	Natural Gas Partners VII, L.P., a Delaware limited partnership (“NGP VII”);

(vi)	Natural Gas Partners VIII, L.P., a Delaware limited partnership (“NGP VIII”);

(vii)	NGP-VII Income Co-Investment Opportunities, L.P., a Delaware limited partnership (“NGP-VII Income Co-Investment”);

(viii)	NGP 2004 Co-Investment Income, L.P., a Texas limited partnership (“NGP 2004”);

(ix)	NGP Income Management, L.L.C., a Texas limited liability company (“NGP Income Management”), and the general partner of NGP-VII Income Co-Investment and NGP 2004; and

(x)	Kenneth A. Hersh, a citizen of the United States of America.
     The Reporting Persons have entered into a Joint Filing Agreement, dated May 3, 2007, pursuant to which the Reporting Persons have agreed to file the Schedule 13D/A jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in the Schedule 13D/A.

     Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of the Schedule 13D/A shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by the Schedule 13D/A held by any other person.
     Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule B (“Schedule B”), attached to Amendment No. 6 to the Schedule 13D/A filed with the SEC on September 18, 2009, which is incorporated herein by reference.
(b) The address of the principal business office of each of the Reporting Persons is as follows:

Holdings	1415 Louisiana Street Suite 2700 Houston, Texas 77002

GP LLC	1415 Louisiana Street Suite 2700 Houston, Texas 77002

Montierra	24 Greenway Plaza Suite 450 Houston, Texas 77046

Montierra Management	24 Greenway Plaza Suite 450 Houston, Texas 77046

NGP VII	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

NGP VIII	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

NGP Income Management	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

NGP-VII Income Co-Investment	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

NGP 2004	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

Kenneth A. Hersh	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062
(c)	(i)	Holdings is a holding company who does not engage in any business activities and whose primary assets are the Common Units reported herein.

	(ii)	GP LLC’s sole business activity is serving as the general partner of Holdings.

	(iii)	Montierra’s business activities include owning, managing, developing and producing certain oil and gas interests.

	(iv)	Montierra Management’s sole business activity is serving as the general partner of Montierra.

	(v)	NGP VII, NGP VIII, NGP Income Management, NGP-VII Income Co-Investment and NGP 2004 are all funds or managers of funds managed by NGP Energy Capital Management, whose primary business activity is investing in various companies, such as Holdings and Montierra.

	(vi)	Kenneth A. Hersh is the Chief Executive Officer of NGP Energy Capital Management and is a managing partner of the Natural Gas Partners private equity funds.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of Transaction.
This Item 4 shall be deemed to amend and supplement Item 4 of the Schedule 13D/A:
     The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.
     On April 26, 2010, the Issuer announced that the Conflicts Committee of the Board of Directors of the Issuer had confirmed its determination that the transaction fee (the “Transaction Fee”) payable to Holdings pursuant to the Amended Global Agreement should be paid by the Issuer in Common Units. As previously disclosed, payment of the Transaction Fee was conditioned on (i) receiving the requisite approval for the matters outlined in the Issuer’s definitive proxy statement filed on March 30, 2010 (the “Proxy Statement”) and (ii) completing the sale of the Issuer’s fee mineral and royalty business to Black Stone (the “Mineral Business Sale”). The Issuer determined that Holdings would receive 4,825,211 Common Units as payment of the Transaction Fee.
     Effective as of April 29, 2010, each of NGP-VII Income Co-Investment and NGP 2004 distributed all of its Common Units to its limited partners and general partner. As a result of such distributions, neither NGP-VII Income Co-Investment nor NGP 2004 is the sole record owner of, or possess the sole or shared power to vote and dispose of, any Common Units.
     On May 21, 2010, the Issuer received the requisite approval for the matters outlined in the Proxy Statement. On May 24, 2010, the Issuer issued a press release announcing the completion of the Mineral Business Sale and the issuance to Holdings of 4,825,211 Common Units as payment in full of the Transaction Fee. Concurrent with the payment of the Transaction Fee, all of the existing incentive distribution rights and Subordinated Units held by the NGP Parties were cancelled.
     The press release is attached hereto as Exhibit L and is incorporated by reference in its entirety into this Item 4.
Item 5. Interest in Securities of the Issuer.
This Item 5 shall be deemed to amend and restate Item 5 in its entirety:
     The percent of class provided for each reporting person below is based on 60,752,200 Common Units outstanding, which is the total number of common units outstanding as of May 3, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, as filed with the Securities and Exchange Commission on May 7, 2010 plus the 4,825,211 Common Units issued to Holdings as payment of the Transaction Fee as reported in the Issuer’s Current Report on Form 8-K filed on May 25, 2010.
(a)-(b)	(i)	Holdings is the sole record owner of, and has the sole power to vote and dispose of 7,163,630 Common Units (11.8%).

	(ii)	GP LLC does not directly own any Common Units. Because GP LLC is the general partner of Holdings, GP LLC may be deemed to possess sole voting and dispositive powers with respect to the 7,163,630 Common Units held by Holdings (11.8%).

	(iii)	Montierra is the sole record owner of, and has the sole power to vote and dispose of, 2,868,556 Common Units (4.7%).

	(iv)	Montierra Management is the sole record owner of, and has the sole power to vote and dispose of, 28,491 Common Units (0.1%). Because Montierra Management is the general partner of Montierra, Montierra Management may be deemed to possess sole voting and dispositive powers with respect to the 2,868,556 Common Units (4.7%) held by Montierra.

	(v)	NGP VII is the sole record owner of, and has the sole power to vote and dispose of, 1,701,497 Common Units (2.8%). NGP VIII is the sole record owner of, and has the sole power to vote and dispose of, 1,763,206 Common Units (2.9%). NGP VII and NGP VIII collectively own a 98.11% LP interest in Holdings and a 96.169% LP interest in Montierra. Because NGP VII owns 100% of NGP Income Management, NGP VII may be deemed to possess sole voting and dispositive powers with respect to the 39,563 Common Units (0.0%) held by NGP Income Management.

(vi)	NGP Income Management is the sole record owner of, and has the sole power to vote and dispose of, 39,563 Common Units (0.0%).

(vii)	NGP-VII Income Co-Investment does not directly own any Common Units or possess any sole or shared voting and dispositive powers with respect to any Common Units reported in this Schedule 13D/A.

(viii)	NGP 2004 does not directly own any Common Units or possess any sole or shared voting and dispositive powers with respect to any Common Units reported in this Schedule 13D/A.

(ix)	Kenneth A. Hersh does not directly own any Common Units. Kenneth A. Hersh is a member of the board of managers of GP LLC, the general partner of Holdings. He is also an Authorized Member of the ultimate general partners of NGP VII and NGP VIII. Thus, Mr. Hersh may be deemed to possess shared voting and dispositive powers with respect to all of the Common Units reported in this Schedule 13D/A.
The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.
(c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of Common Units being reported in this Schedule 13D/A.
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units being reported in this Schedule 13D/A.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
This Item 6 shall be deemed to amend and restate Item 6 in its entirety:
     Subject to the terms and conditions of the Second Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the general partner of the Issuer and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.
     The Issuer Partnership Agreement additionally contains various provisions with respect to the Common Units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.
     Subject to the terms and conditions of the Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment, within 90 days of April 30, 2007, the Issuer is required to register for resale under the Securities Act of 1933 and applicable state securities laws any Common Units held by NGP Income Management, as an affiliate assignee of NGP-VII Income Co-Investment. Additionally, NGP Income Management has the right to include Common Units in any offering by the Issuer. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.
     Subject to the terms and conditions of the Registration Rights Agreement between the Issuer and Montierra, at Montierra’s request, the Issuer is required to register for resale under the Securities Act of 1933 and applicable state securities laws any Common Units held by Montierra. Additionally, Montierra has the right to include Common Units in any offering by the Issuer. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.
     The information set forth or incorporated by reference in Items 3 and 4 of this Schedule 13D/A is incorporated by reference into this Item 6.
Item 7. Material to be filed as Exhibits.
Item 7 is hereby amended and restated to include Exhibit L:

Exhibit A	Joint Filing Agreement (filed as Exhibit A to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit B	First Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 10.1 to the Issuer’s form 8-K filed October 31, 2006).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009 (filed as Exhibit F to Amendment No. 7 to the Schedule 13D/A on October 13, 2009).

Exhibit G	Letter from NGP and Black Stone to the Conflicts Committee of the Board of Directors of G&P LLC, dated November 7, 2009 (filed as Exhibit G to Amendment No. 8 to the Schedule 13D/A on November 9, 2009).

Exhibit H	Press release, dated December 21, 2009, of the Issuer (filed as Exhibit H to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit I	Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (filed as Exhibit I to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit J	Press release, dated January 12, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit K	Amended and Restated Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit L	Press release, dated May 24, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 25, 2010).

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.
Dated: May 26, 2010

EAGLE ROCK HOLDINGS, L.P. By its general partner, Eagle Rock GP, L.L.C.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

EAGLE ROCK GP, L.L.C.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

MONTIERRA MINERALS & PRODUCTION, L.P. By its general partner, Montierra Management LLC
By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

MONTIERRA MANAGEMENT LLC
By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

NATURAL GAS PARTNERS VII, L.P. By its general partner, G.F.W. Energy VII, L.P. By its general partner, GFW VII, L.L.C.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NATURAL GAS PARTNERS VIII, L.P. By its general partner, G.F.W. Energy VIII, L.P. By its general partner, GFW VIII, L.L.C.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NGP INCOME MANAGEMENT L.L.C.
By:	/s/ Tony R. Weber
Tony R. Weber
President

NGP-VII INCOME CO-INVESTMENT OPPORTUNITIES, L.P. By its general partner, NGP Income Management L.L.C.
By:	/s/ Tony R. Weber
Tony R. Weber
President

NGP 2004 CO-INVESTMENT INCOME, L.P. By its general partner, NGP Income Management L.L.C.
By:	/s/ Tony R. Weber
Tony R. Weber
President

/s/ Kenneth A. Hersh
Kenneth A. Hersh

Exhibit Index

Exhibit A	Joint Filing Agreement (filed as Exhibit A to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit B	First Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 10.1 to the Issuer’s form 8-K filed October 31, 2006).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009 (filed as Exhibit F to Amendment No. 7 to the Schedule 13D/A on October 13, 2009).

Exhibit G	Letter from NGP and Black Stone to the Conflicts Committee of the Board of Directors of G&P LLC, dated November 7, 2009 (filed as Exhibit G to Amendment No. 8 to the Schedule 13D/A on November 9, 2009).

Exhibit H	Press release, dated December 21, 2009, of the Issuer (filed as Exhibit H to Amendment No.9 to the Schedule 13D/A on December 21, 2009).

Exhibit I	Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (filed as Exhibit I to Amendment No.9 to the Schedule 13D/A on December 21, 2009).

Exhibit J	Press release, dated January 12, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit K	Amended and Restated Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit L	Press release, dated May 24, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 25, 2010).